Exhibit 99.1

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

China Ceramics Announces Corporate Name Change to

Antelope Enterprise Holdings Limited

•	Beginning on October 15, 2020, the Company will trade under the ticker AEHL on the Nasdaq Stock Market

Jinjiang, Fujian Province, China, October 14, 2020–China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a diversified company that manufactures ceramic tiles used in residential and commercial buildings, and engages in computer consulting and software development in China, today announced its name change to Antelope Enterprise Holdings Limited (“Antelope”). With the corporate name change, beginning on October 15, 2020, the Company’s shares will continue trading on the Nasdaq Stock Market under a new ticker symbol “AEHL”; the new CUSIP number associated with the name change is G041JN106.

“With the continued development and transformation of the Company’s commercial focus, our Board concluded that it is in the best interest of the Company to change our name to reflect our change in strategy and branding,” said Ms. Meishuang Huang, Chief Executive Officer of Antelope. “Our diversification strategy into computer consulting and fintech software development is intended to fuel our growth, and we plan to enact positive changes in our core building materials business as well.”

The Company’s shareholders approved the name change proposal at their February 2020 Annual Meeting. The Company’s new website is www.aehltd.com.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited (“Antelope”) is a diversified company that manufactures ceramic tiles used in residential and commercial buildings and engages in computer consulting and software development in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. Antelope’s products are sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. Its subsidiary Chengdu Future Talented Management and Consulting Co, Ltd. provides business management and consulting. Its subsidiary Antelope Holdings (Chengdu), Co., Ltd. provides fintech solutions which includes the development of blockchain software. For more information, please visit http://www.aehltd.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties, including statements relating to the Company's ability to, among other things, successfully design, deploy and pursue this expansion strategy, the Company’s ability to complete any agreements with new customers in the markets in question and add to its overall growth. Actual events or results may differ materially from the Company's expectations. Factors that could cause actual results to differ materially from those stated or implied by the Company's forward-looking statements are disclosed in its filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgment as of the time of this release. The Company disclaims any intent or obligation to update these forward-looking statements, other than as may be required under applicable law.

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